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                     January 4, 2023

       Nelli Galeeva
       Deputy Chief Executive Officer for Finance
       Mechel PAO
       Krasnoarmeyskaya Street 1
       Moscow 125167
       Russian Federation

                                                        Re: Mechel PAO
                                                            Form 20-F for the
Year Ended December 31, 2021
                                                            Response Dated
November 1, 2022
                                                            File No. 1-32328

       Dear Nelli Galeeva:

               We issued comments to you on the above captioned filing on December 13, 2022. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by January 19, 2023.

               If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

              Please contact Mindy Hooker at (202) 551-3732, Ken Schuler at
(202) 551-3718 or Hugh
       West at (202) 551-3872 with any questions.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Manufacturing